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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2007



                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X       Form 40-F
              -----              -----


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes        No  X
         -----    -----


     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________ )


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     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's announcement with respect to its appointment of the Chairman of the Board of Directors.


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                        (PETROCHINA COMPANY LIMITED LOGO)
                           PETROCHINA COMPANY LIMITED

     (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                                (STOCK CODE: 857)

                             APPOINTMENT OF CHAIRMAN

     Reference is made to the announcement of PetroChina Company Limited (the "Company") dated 16 May 2007 in relation to the change of directors and supervisors of the Company (the "16 May Announcement).

     The board of directors (the "Board of Directors") of the Company is pleased to announce that Mr. Jiang Jiemin, currently the President and Vice-Chairman of the Company, was appointed as the Chairman of the Board of Directors pursuant to the resolution passed at a meeting of the Board of Directors on 20 May 2007.

     The biographical details of Mr. Jiang Jiemin as required under Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited has been set out in the 16 May Announcement.



                                                      By Order of the Board
                                                    PETROCHINA COMPANY LIMITED
                                                            LI HUAIQI
                                                     Secretary to the Board


20 May 2007
Beijing, the PRC

As at the date of this announcement, the Board comprises Mr. Jiang Jiemin as the Chairman; Mr. Duan Wende as the executive Director; Mr. Zheng Hu, Mr. Zhou Jiping, Mr. Wang Yilin, Mr. Zeng Yukang, Mr. Gong Huazhang and Mr. Jiang Fan as non-executive Directors; and Mr. Chee-Chen Tung, Mr. Liu Hongru and Mr. Franco Bernabe as independent non-executive Directors.




                                      -1-
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                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  PetroChina Company Limited



Dated: May 22, 2007                               By:    /s/ Li Huaiqi
                                                         -----------------
                                                  Name:  Li Huaiqi
                                                  Title: Secretary to the Board